SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On April 15, 2010, the board of directors of Korea Electric Power Corporation (“KEPCO”) decided to call an extraordinary general meeting of shareholders in order to appoint an executive director (sangim-isa in Korean). The general meeting of shareholders is scheduled for May 17, 2010, and further details regarding the candidates for the position will be made public at a later time, including by way of a subsequent filing on Form 6-K.

In addition, on April 15, 2010, KEPCO’s board of directors approved a plan to make investment in the construction of additional wind power facilities in Liaoning, Neimonggu in the People’s Republic of China, with the total generation capacity for the additional facilities being 148.5 megawatts (consisting of three wind power complexes each with a generation capacity of 49.5 megawatts).

KEPCO’s investment in such additional facilities is expected to be US$29 million, and the investment will be made in a joint venture in the People’s Republic of China through KEPCO’s holding company in Hong Kong.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ SHIN, CHANG-KEUN
Name:	Shin, Chang-Keun
Title:	Vice President

Date: April 16, 2010